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                                   Filed by Smith & Nephew Group plc pursuant to
                                       Rule 425 under the Securities Act of 1933
                                               Subject Company: Centerpulse Ltd.
                                               (Commission File No.: 333-104751)

     On May 28, 2003, the following press release was issued.

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[Logo of Centerpulse]                                     [Logo of Smith+Nephew]

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, INTO OR FROM CANADA, AUSTRALIA OR JAPAN

28 May 2003

            SMITH & NEPHEW OBTAINS EUROPEAN REGULATORY CLEARANCE FOR
                             CENTERPULSE COMBINATION

Smith & Nephew announces that it has received regulatory clearance for its combination with Centerpulse AG from the European Commission.

Accordingly, all competition and antitrust related conditions to Smith & Nephew's combination with Centerpulse have now been satisfied. The wait period under anti-trust legislation in the United States expired earlier this month.

Smith & Nephew reiterates that Zimmer's intention to make a formal offer for Centerpulse is subject to a number of conditions, as well as further due diligence, following which Zimmer has reserved the right to reduce its offer price.

Enquiries:

Smith & Nephew plc
Angie Craig                            Tel: +44 (0)20 7401 7646
Corporate Affairs Director

Financial Dynamics
David Yates                            Tel: +44 (0)20 7831 3113

United States of America

The offer for Centerpulse shares is being made in the United States only through a prospectus/offer to exchange, which is part of a registration statement filed with the SEC by Smith & Nephew Group. Centerpulse shareholders who are US persons or are located in the United States are urged to read the registration statement, including the prospectus/offer to exchange included therein, and the other documents filed, or to be filed, with the SEC by Smith & Nephew Group or Centerpulse relating to the Centerpulse offer, because they contain important information about the Centerpulse offer. You may obtain a free copy of these documents from the SEC's Web site at www.sec.gov. You may also obtain this information from Morrow & Co., Inc., the U.S. information agent for the Centerpulse offer, at (800) 607-0088, or by e-mail at centerpulse.info@morrowco.com.